UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3) *
Panda Ethanol, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
698338100

(CUSIP Number)
Panda Energy International, Inc.
4100 Spring Valley, Suite 1001
Dallas, Texas 75244
(972) 980-7159
Copy to:
Janice V. Sharry
Thomas H. Yang
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	698338100

1	NAMES OF REPORTING PERSONS. Panda Energy International, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		40,341,138

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		40,341,138

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,341,138

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	69.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	698338100

1	NAMES OF REPORTING PERSONS. PLC II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		22,482,733

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,482,733

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,482,733

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	698338100

1	NAMES OF REPORTING PERSONS. Panda Energy Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,205,885

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,205,885

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,205,885

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

     This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Panda Ethanol, Inc., a Nevada corporation (the “Issuer”), and is being filed on behalf of Panda Energy International, Inc. (the “Company”), PLC II, LLC (“PLC II”), a wholly-owned subsidiary of the Company, and Panda Energy Management, LP (“PEM”) a wholly-owned subsidiary of the Company, to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2006, as amended by Amendment No. 1 filed on December 4, 2006 and Amendment No. 2 filed on October 14, 2008, to reflect the change in beneficial ownership of the Company, PLC II and PEM. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Commission.
Item 3. Source and Amount of Funds or Other Consideration.
     The second paragraph of Item 3 set forth in Amendment No. 2 is hereby amended and restated in its entirety as follows:
     Pursuant to a Services Agreement, effective September 1, 2007, by and between the Issuer and PEM (the “Services Agreement”), the Issuer issued 231,287 shares of Common Stock to PEM on January 30, 2008. Pursuant to the Services Agreement, the Issuer issued 174,614 shares of Common Stock to the Company on April 18, 2008, and 260,565 shares of Common Stock to the Company on August 6, 2008. Pursuant to the Services Agreement, the Issuer issued 260,565 shares of Common Stock to the Company on August 6, 2008. Pursuant to the Services Agreement, the Issuer issued 2,384,016 shares of Common Stock to PEM on November 19, 2008. Pursuant to the Services Agreement, the Issuer issued 590,582 shares of Common Stock to PEM on December 5, 2008.
     The Services Agreement provides for the provision to the Issuer of various general administrative services, including human resources, government reporting, accounting, employee heath and safety, financial (including cash management and insurance), general corporate, legal, development and facilities, corporate communications, investor relations, corporate travel and provision of aircraft, and certain executive office functions services, and such other services as are relevant or necessary or as the Issuer may reasonably request as relevant or necessary. All labor related services rendered to the Issuer by PEM employees prior to October 15, 2008, excluding those PEM employees that also hold a position with the Issuer’s board of directors (which services are treated as non-labor services), were paid in Common Stock of the Issuer. In determining the amount of Common Stock due, the aggregate value of the services provided by PEM to the Issuer were calculated based upon a rate of 2.5 times the allocated salary cost of each PEM employee who provided monthly hours of services to the Issuer. This aggregate amount was paid in Common Stock valued monthly based on a calculation of the value weighted average price of the Issuer’s Common Stock for the last 10 trading days of each month. The average price used was based on the number of shares traded in each of the ten days multiplied by the closing price of the Issuer’s Common Stock on the OTCBB on such day. If there was no trading volume for the 10 day period, then the closing share price for the 10 day period was used. On November 24, 2008, the Services Agreement was amended (the “Amendment”). The Amendment provides that any services performed after October 15, 2008 will be paid for in cash. In addition, the Amendment reduces from 2.5 to 2.0 the multiple that will be applied to the allocated salary cost of each PEM employee who provides services under the Service Agreement in determining the aggregate value of such services.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) As of December 5, 2008, the Company, PLC II and PEM were the beneficial owners of the following shares of Common Stock:

	No. Shares of Common Stock		Percentage of Common Stock
Filing Person	Beneficially Owned		Beneficially Owned
Panda Energy International, Inc.	40,341,138	*	69.2	%**
PLC II, LLC	22,482,733	*	38.5	%**
Panda Energy Management, LP	3,205,885		7.6	%***

*	This number includes 10,000,000 shares of Common Stock which may be acquired upon conversion of the Series A Preferred Stock and 5,967,262 shares which may be acquired pursuant to the exercise of the Warrant.

**	This percentage was calculated based on 58,341,286 shares of Common Stock outstanding, which is the sum of 38,285,664 shares of Common Stock reported outstanding in the Issuer’s most recent Quarterly Report on Form 10-Q (the “10-Q”), filed with the Commission on November 14, 2008, 2,974,598 shares of Common Stock issued to PEM pursuant to the Services Agreement after the 10-Q filing, 1,113,762 shares of Common Stock issued to the directors of the Issuer after the 10-Q filing, 10,000,000 shares of Common Stock which may be acquired upon conversion of the Series A Preferred Stock and 5,967,262 shares of Common Stock which may be acquired pursuant to the exercise of the Warrant.

***	This percentage was calculated based on 42,374,024 shares of Common Stock outstanding, which is the sum of 38,285,664 shares of Common Stock reported outstanding in the 10-Q, 2,974,598 shares of Common Stock issued to PEM pursuant to the Services Agreement after the 10-Q filing, and 1,113,762 shares of Common Stock issued to the directors of the Issuer after the 10-Q filing.
     To the Company’s, PLC II’s and PEM’s best knowledge, no shares of the Issuer’s Common Stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.
     (b) As of December 5, 2008, the Company, PLC II and PEM possessed the voting power over the following shares of Common Stock:

Panda Energy International, Inc.
Sole power to vote or to direct the vote:	40,341,138 shares of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the disposition:	40,341,138 shares of Common Stock

Shared power to dispose or to direct the disposition:	0 shares of Common Stock

PLC II, LLC
Sole power to vote or to direct the vote:	22,482,733 shares of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the disposition:	22,482,733 shares of Common Stock

Shared power to dispose or to direct the disposition:	0 shares of Common Stock

Panda Energy Management, LP
Sole power to vote or to direct the vote:	3,205,885 shares of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the disposition:	3,205,885 shares of Common Stock

Shared power to dispose or to direct the disposition:	0 shares of Common Stock
     To the Company’s, PLC II’s and PEM’s best knowledge, none of the persons identified in Schedule A to this Schedule 13D possess voting or dispositive power over the Issuer’s Common Stock.
     (c) Other than the acquisitions of shares of Common Stock described in Item 3 above, no transactions in the Issuer’s Common Stock were effected during the past sixty days by the persons named in response to Item 5(a).

     (d) Not applicable.
     (e) Note applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Amendment to Services Agreement, dated as of November 24, 2008, by and between Panda Energy Management, LP and Panda Ethanol, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Panda Ethanol, Inc. on November 25, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2008	PANDA ENERGY INTERNATIONAL, INC.

	By:	/s/ Todd W. Carter
	Name:	Todd W. Carter
	Title:	President

December 5, 2008	PLC II, LLC

	By:	/s/ Todd W. Carter
	Name:	Todd W. Carter
	Title:	President

December 5, 2008	Panda Energy Management, LP

By PEMC, Inc., its general partner

	By:	/s/ Todd W. Carter
	Name:	Todd W. Carter
	Title:	President

Schedule A
     Set forth below is the name and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Panda Energy International, Inc., PLC II, LLC and PEMC, Inc. The business address of each such person listed below is c/o Panda Energy International, Inc., 4100 Spring Valley Road, Suite 1001, Dallas, Texas 75244.

Name	Principal Occupation or Employment
Robert W. Carter – Executive Officer and Director, Panda Energy International, Inc.; Chief Executive Officer, Chairman and Manager of PLC II; Chief Executive Officer, Chairman and Director, PEMC, Inc.	Chairman and Chief Executive Officer Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Todd W. Carter – President, Panda Energy International, Inc., PLC II, LLC and PEMC, Inc.	President Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Janice Carter – Executive Vice President – Administration, Secretary & Treasurer, Panda Energy International, Inc., PLC II, LLC and PEMC, Inc.	Executive Vice President – Administration, Secretary & Treasurer Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Robert K. Simmons – Chief Financial Officer, Panda Energy International, Inc. and PEMC, Inc.	Chief Financial Officer Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

William C. Nordlund – Senior Vice President, Panda Energy International, Inc. and PEMC, Inc.	Senior Vice President Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Ralph Killian – Senior Vice President – Development Panda Energy International, Inc.	Senior Vice President – Development Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

L. Stephen Rizzieri – Chief Legal Officer and General Counsel, Panda Energy International, Inc.	Chief Legal Officer and General Counsel Panda Energy International, Inc. 4100 Spring Valley Road, Suite 1001 Dallas, TX 75244

Frank M. Dickerson – Director, Panda Energy International, Inc.	Chairman and Chief Executive Officer Arc One, LLC 1010 Northwest Blvd. Winston-Salem, NC 27101

William Huffman, Jr. – Director, Panda Energy International, Inc.	Brown & Brown Insurance 201 East First Street Rome, GA 30161

David Pruitt –Director, Panda Energy International, Inc.	Retired